Mail Stop 4561

November 21. 2007

VIA U.S. MAIL AND FAX (312) 264-4401

Allen Goodman
Principal Financial and Accounting Officer
Rogers International Raw Materials Fund, L.P.
c/o Beeland Management Company, L.L.C
141 West Jackson Boulevard
Suite 1340A
Chicago, IL 60604

> **Re:** **Rogers International Raw Materials Fund, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 6, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2007**
> **Filed August 14, 2007**
> **File No. 000-51836**

Dear Mr. Goodman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief